Exhibit 99.1

E-House Reports Third Quarter 2014 Results and Declares Leju Share Distribution and Cash Dividend

SHANGHAI, China, November 19, 2014 — E-House (China) Holdings Limited (“E-House” or the “Company”) (NYSE: EJ), a leading real estate services company in China, today announced its unaudited financial results for the fiscal quarter ended September 30, 2014, and its plan to distribute certain Leju ordinary shares and American depositary shares (“ADSs”) and a cash dividend to holders of E-House’s ordinary shares and ADSs.

Third Quarter 2014 Highlights

•                  Total revenues increased by 12% year-on-year to $218.7 million

•                  Revenues from real estate online services increased by 32% year-on-year to $128.2 million, including $84.2 million in revenues from e-commerce services, which grew by 63% year-on-year

•                  Non-GAAP(1) income from operations was $25.5 million

•                  Non-GAAP net income attributable to E-House shareholders was $12.6 million, or $0.09 per diluted ADS

•                  Newly launched community value-added mobile app “Shi Hui,” real estate financial service P2P platform “Fang Jin Suo,” real estate brokerage channel platform “Li Tuo Channels” and CRIC home price rating website have been well received by increasing numbers of users

Leju Share Distribution and Cash Dividend

•                  E-House will distribute to holders of its ordinary shares and ADSs 0.05 Leju ordinary shares for each E-House ordinary share or 0.05 Leju ADSs for each E-House ADS

•                  E-House will pay a cash dividend of $0.20 per ordinary share (or $0.20 per ADS)

Xin Zhou, E-House’s co-chairman and CEO, said, “We continue to benefit from the growth of our real estate online services unit Leju, which helped us maintain double-digit total revenue growth during the third quarter despite continued softness in China’s real estate market. The market has shown signs of recovery during the fourth quarter following the relaxation of the mortgage lending policy announced on September 30th and as a result of enhanced marketing efforts by developers.”

Mr. Zhou continued, “Our new business initiatives launched in July have been met with encouraging initial results. Our community value-added services gained over 1.25 million mobile users in Beijing and Shanghai within the first four months of operations, of which 20% to 30% are active daily users. Over $160 million worth of free products and services have been promoted through our Shi Hui app during this period. Our real estate financial service P2P platform Fang Jin Suo has introduced multiple real estate-related financial products since it was launched and has attracted over 4,500 individuals thus far, resulting in over $12 million of transaction flows through the platform. Our CRIC home price rating website now covers 26 cities with home price ratings for more than 5,000 new residential development projects. In addition, our new Li Tuo Channels division focuses on consolidation of various sales channels aimed at providing customer origination tools and overall sales solutions.”

Bin Laurence, E-House’s CFO, said, “Our real estate online services business maintained strong growth despite overall market softness in real estate activities during the third quarter, while the performance of our real estate brokerage and information and consulting segments was below previous expectations. Our operating income was also negatively impacted by increased spending on various new initiatives, in particular community value-added services. Nevertheless, we have witnessed market recovery signals in the fourth quarter as a result of policy easing measures

(1) E-House uses in this press release the following non-GAAP financial measures: (1) income (loss) from operations, (2) net income (loss), (3) net income (loss) attributable to E-House shareholders, (4) net income (loss) attributable to E-House shareholders per basic ADS, and (5) net income (loss) attributable to E-House shareholders per diluted ADS, each of which excludes share-based compensation expense and amortization of intangible assets resulting from business acquisitions. See “About Non-GAAP Financial Measures” and “Unaudited Reconciliation of GAAP and Non-GAAP Results” below for more information about the non-GAAP financial measures included in this press release.

implemented at the end of the third quarter. We are also pleased to see strong initial results from our investments in the new business initiatives that we launched during the third quarter.”

Third Quarter 2014 Results

Total revenues were $218.7 million, an increase of 12% from $195.7 million for the same quarter of 2013, primarily driven by growth of revenues from real estate online services.

Revenues from real estate online services were $128.2 million, an increase of 32% from $97.4 million for the same quarter of 2013, contributed by growth of revenues from e-commerce and online advertising services. Revenues from e-commerce services were $84.2 million, an increase of 63% from $51.7 million for the same quarter of 2013, primarily due to a 51% increase in discount coupons redeemed (see “Selected Operating Data” below for more details on the discount coupons sold and redeemed). Revenues from online advertising services were $41.8 million, an increase of 4% from $40.0 million for the same quarter of 2013, primarily due to growth in both the Company’s new home and home furnishing channels. Revenues from listing services were $2.2 million, compared to $5.7 million for the same quarter of 2013, primarily due to the slowdown in secondary home sales.

Revenues from real estate brokerage services were $59.0 million, a decrease of 8% from $63.8 million for the same quarter of 2013. Real estate brokerage services include primary real estate agency services and secondary real estate brokerage services. Revenues from primary real estate agency services were $56.3 million, a decrease of 8% from $61.4 million for the same quarter of 2013. Total gross floor area (“GFA”) of new properties sold increased by 2% while total transaction value of new properties sold decreased by 9% compared to the same quarter of 2013. (See “Selected Operating Data” below for more details on the total GFA and transaction value of new properties sold.) Revenues from secondary real estate brokerage services were $2.7 million, which was relatively flat compared to $2.4 million for the same quarter of 2013.

Revenues from real estate information and consulting services were $15.4 million, a decrease of 37% compared to $24.3 million for the same quarter of 2013, due to decreased revenues in consulting services, particularly in land transaction-related consulting services.

Revenues from other services were $16.1 million, an increase of 58% from $10.2 million for the same quarter of 2013. Other services include offline real estate advertising services, promotional events services, and real estate fund management services. The revenue increase from other services in the third quarter was primarily due to carried interest recognized from real estate fund management services of $5.4 million during the third quarter of 2014.

Cost of revenues was $77.9 million, an increase of 13% from $69.1 million for the same quarter of 2013, primarily due to increased staff costs from primary real estate agency services, partially offset by the decrease of the fees paid to third parties for services in connection with the Company’s online listing business, and the decrease of the amortization expenses of intangible assets.

Selling, general and administrative expenses were $128.3 million, an increase of 27% from $101.1 million for the same quarter of 2013, primarily due to the higher marketing expenses and higher staff-related costs for real estate online services, and expenses related to community value-added services commenced in the third quarter of 2014.

Income from operations was $16.2 million, a decrease of 40% from $27.0 million for the same quarter of 2013. Non-GAAP income from operations was $25.5 million, a decrease of 31% from $36.9 million for the same quarter of 2013.

Net income was $13.1 million, a decrease of 37% from $20.6 million for the same quarter of 2013. Non-GAAP net income was $21.9 million, a decrease of 25% from $29.1 million for the same quarter of 2013.

Net income attributable to E-House shareholders was $5.1 million, or $0.03 per diluted ADS, a decrease of 74% from $19.2 million, or $0.14 per diluted ADS, for the same quarter of 2013. Non-GAAP net income attributable to E-House shareholders was $12.6 million, or $0.09 per diluted ADS, a decrease of 54% from $27.6 million, or $0.20 per diluted ADS, for the same quarter of 2013.

First Nine Months 2014 Results

Total revenues were $592.2 million, an increase of 24% from $475.7 million for the same period of 2013, primarily driven by growth of revenues from real estate online services.

Revenues from real estate online services were $324.1 million, an increase of 55% from $209.1 million for the same period of 2013, contributed by growth of revenues from e-commerce and online advertising services. Revenues from e-commerce services were $202.2 million, an increase of 118% from $92.7 million for the same period of 2013, primarily due to an 88% increase in discount coupons redeemed (see “Selected Operating Data” below for more details on the discount coupons sold and redeemed). Revenues from online advertising services were $111.2 million, an increase of 9% from $102.2 million for the same period of 2013, primarily due to growth in both the Company’s new home and home furnishing channels. Revenues from listing services were $10.7 million, compared to $14.1 million for the same period of 2013, primarily due to the slowdown in secondary home sales.

Revenues from real estate brokerage services were $185.6 million, a decrease of 2% from $188.7 million for the same period of 2013. Revenues from primary real estate agency services were $178.9 million, relatively flat compared to $180.4 million for the same period of 2013. Revenues from secondary real estate brokerage services were $6.7 million, a decrease of 19% from $8.3 million for the same period of 2013, due to the Company’s decision to reduce the number of physical stores.

Revenues from real estate information and consulting services were $51.0 million, a decrease of 2% from $52.3 million for the same period of 2013, due to revenue decreases from consulting services, particularly land transaction-related consulting services.

Revenues from other services were $31.5 million, an increase of 23% from $25.6 million for the same period of 2013, due mostly to carried interest recognized from real estate fund management services of $5.4 million during the third quarter of 2014.

Cost of revenues was $209.6 million, an increase of 10% from $190.8 million for the same period of 2013, mostly due to increased staff costs from primary real estate agency services, partially offset by the decrease of the fees paid to third parties for services in connection with the Company’s online listing business, and the decrease of the amortization expenses of intangible assets.

Selling, general and administrative expenses were $359.5 million, an increase of 36% from $264.6 million for the same period of 2013, primarily due to the higher marketing expenses and higher staff-related costs for real estate online services, and increased expenses related to new business lines in 2014.

Income from operations was $31.2 million, an increase of 36% from $23.0 million for the same period of 2013. Non-GAAP income from operations was $59.4 million, an increase of 9% from $54.5 million for the same period of 2013.

Net income was $30.7 million, an increase of 45% from $21.2 million for the same period of 2013. Non-GAAP net income was $56.8 million, an increase of 17% from $48.4 million for the same period of 2013.

Net income attributable to E-House shareholders was $21.4 million, or $0.14 per diluted ADS, an increase of 6% from $20.2 million, or $0.15 per diluted ADS, for the same period of 2013. Non-GAAP net income attributable to E-House shareholders was $45.0 million, or $0.30 per diluted ADS, a decrease of 5% from $47.2 million, or $0.36 per diluted ADS, for the same period of 2013.

Cash Flow

As of September 30, 2014, the Company’s cash and cash equivalents balance was $586.5 million.

Third quarter 2014 net cash used in operating activities was $36.5 million, mainly attributable to non-GAAP net income of $21.9 million, which was offset by an increase in customer deposits of $46.0 million and an increase in accounts receivable of $16.6 million. Net cash used in investing activities was $5.5 million, mainly comprised of $10.8 million in capital expenditures, partially offset by $3.0 million in proceeds from disposal of property and equipment, and $2.9 million from sale of investment in affiliates and return of capital from investment in affiliates. Net cash provided by financing activities was $20.6 million, mainly comprised of a $19.5 million capital contribution from minority shareholders of the community value-added services for their shares of the registered capital.

Distribution of Leju Shares and Cash Dividend to E-House Shareholders

E-House announced today that its board of directors has authorized and approved the Company’s distribution of Leju shares and ADSs and a cash dividend to holders of E-House’s ordinary shares and ADSs. Leju is a majority-owned subsidiary of E-House, and its ADSs are currently traded on the New York Stock Exchange (NYSE: LEJU). E-House will distribute 0.05 Leju ordinary shares to the holder of each E-House ordinary share (or 0.05 Leju ADSs for each E-House ADS), together with a cash dividend of $0.20 per ordinary share (or $0.20 per ADS). The Leju share distribution and cash dividend will be payable on or about January 15, 2015 to shareholders of record as of the close of business on December 3, 2014. The Leju ADSs and cash dividend to be distributed or paid to the Company’s ADS holders through the depositary bank will be subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Following the distribution of Leju shares, E-House’s equity stake in Leju will decrease from approximately 75% currently to approximately 70%.

Business Outlook

The Company revised its fiscal year 2014 revenue guidance to $870 million to $890 million, from its previously guided range of $910 million to $930 million, due to lower than expected revenues in real estate brokerage, real estate information and consulting, and Leju’s secondary listing businesses. The revised revenue guidance represents an increase of approximately 19% to 22% from $731.1 million in 2013. This forecast reflects the Company’s current and preliminary view, which is subject to change.

Conference Call Information

E-House’s management will host an earnings conference call on November 19, 2014 at 8:15 a.m. U.S. Eastern Time (9:15 p.m. Beijing/Hong Kong time).

Dial-in details for the earnings conference call are as follows:

U.S./International:	+1-845-507-1610
Hong Kong:	+852-3051-2792
Mainland China:	+86-10-800-870-0210

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is “E-House earnings call.”

A replay of the conference call may be accessed by phone at the following number until November 27, 2014:

International:  +1-646-254-3697

Passcode:  30491684

Additionally, a live and archived webcast will be available at http://ir.ehousechina.com.

About E-House

E-House (China) Holdings Limited (“E-House”) (NYSE: EJ) is China’s leading real estate services company with a nationwide network covering more than 250 cities. E-House offers a wide range of services to the real estate industry, including real estate online services, primary sales agency, secondary brokerage, information and consulting, offline advertising and promotion and real estate investment management services. E-House has received numerous awards for its innovative and high-quality services, including “China’s Best Company” from the National Association of Real Estate Brokerage and Appraisal Companies and “China Enterprises with the Best Potential” from Forbes. For more information about E-House, please visit http://www.ehousechina.com.

Safe Harbor: Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “may,” “intend,” “confident,” “is currently reviewing,” “it is possible,” “subject to” and similar statements. Among other things, the Business Outlook section and quotations from management in this press release, as well as E-House’s strategic and operational plans, contain forward-looking statements. E-House may also make written or oral forward-looking statements in its reports filed or furnished with the U.S. Securities and Exchange Commission, including Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about E-House’s beliefs and expectations, are forward-looking statements and are subject to change. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained, either expressly or impliedly, in any of the forward-looking statements in this press release. Potential risks and uncertainties include, but are not limited to, a severe or prolonged downturn in the global economy, E-House’s susceptibility to fluctuations in the real estate market of China, government measures aimed at China’s real estate industry, failure of the real estate services industry in China to develop or mature as quickly as expected, diminution of the value of E-House’s brand or image, E-House’s inability to successfully execute its strategy of expanding into new geographical markets in China, E-House’s failure to manage its growth effectively and efficiently, E-House’s failure to successfully execute the business plans for its strategic alliances and other new business initiatives, E-House’s loss of its competitive advantage if it fails to maintain and improve its proprietary CRIC system or to prevent disruptions or failure in the system’s performance, E-House’s failure to compete successfully, fluctuations in E-House’s results of operations and cash flows, E-House’s reliance on a concentrated number of real estate developers, natural disasters or outbreaks of health epidemics and other risks outlined in E-House’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of this press release, and E-House does not undertake any obligation to update any such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement E-House’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), E-House uses in this press release the following non-GAAP financial measures: (1) income (loss) from operations, (2) net income (loss), (3) net income (loss) attributable to E-House shareholders, (4) net income (loss) attributable to E-House shareholders per basic ADS, and (5) net income (loss) attributable to E-House shareholders per diluted ADS, each of which excludes share-based compensation expense and amortization of intangible assets resulting from business acquisitions. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Unaudited Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.

E-House believes that these non-GAAP financial measures provide meaningful supplemental information to investors regarding its operating performance by excluding share-based compensation expense and amortization of intangible assets resulting from business acquisitions, , which may not be indicative of E-House’s operating performance. These non-GAAP financial measures also facilitate management’s internal comparisons to E-House’s historical performance and assist its financial and operational decision making. A limitation of using these non-GAAP financial measures is that share-based compensation expense and amortization of intangible assets resulting from business acquisitions that may continue to exist in E-House’s business for the foreseeable future. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliation between non-GAAP financial measures and their most comparable GAAP financial measures.

For investor and media inquiries please contact:

In China:

Ms. Michelle Yuan

Director of Investor Relations

E-House (China) Holdings Limited

Phone: +86 (21) 6133-0754

E-mail: michelleyuan@ehousechina.com

Mr. Derek Mitchell

Ogilvy Financial, Beijing

Phone: +86 (10) 8520-6139

E-mail: ej@ogilvy.com

In the United States:

Mr. Justin Knapp

Ogilvy Financial, U.S.

Phone: +1 (616) 551-9714

E-mail: ej@ogilvy.com

E-HOUSE (CHINA) HOLDINGS LIMITED

UNAUDITED CONSOLIDATED BALANCE SHEET

(In thousands of U.S. dollars)

	December 31,	September 30,
	2013	2014
ASSETS
Current assets
Cash and cash equivalents	413,319	586,493
Restricted cash	2,310	1,784
Customer deposits, net	67,602	67,652
Accounts receivable, net	357,442	384,933
Advance payment for properties, current	60,076	46,134
Properties held for sale	15,305	33,771
Short-term investment	1,279	1,512
Deferred tax assets, net	66,332	65,723
Prepaid expenses and other current assets	44,235	40,892
Amounts due from related parties	1,263	6,947
Total current assets	1,029,163	1,235,841
Property and equipment, net	50,077	49,225
Intangible assets, net	141,232	125,872
Investment in affiliates	39,052	47,127
Goodwill	51,600	51,449
Customer deposits, non-current, net	652	48,074
Investment in preferred shares of a private entity	—	30,349
Other non-current assets	43,744	65,891
Total assets	1,355,520	1,653,828

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	11,265	6,421
Accrued payroll and welfare expenses	102,632	76,743
Income tax payable	98,686	96,803
Other tax payable	40,001	43,768
Amounts due to related parties	5,536	6,305
Advance from property buyers	2,453	1,784
Advance from customers and deferred revenue	24,617	21,669
Liability for exclusive rights, current	8,968	3,251
Other current liabilities	62,467	81,856
Total current liabilities	356,625	338,600
Deferred tax liabilities	29,901	29,895
Convertible senior notes	131,651	132,478
Other non-current liabilities	1,472	6,657
Total liabilities	519,649	507,630
Equity
Ordinary shares ($0.001 par value): 1,000,000,000 and 1,000,000,000 shares authorized, 137,816,482 and 141,072,308 shares issued and outstanding, as of December 31, 2013 and September 30, 2014, respectively	138	141
Additional paid-in capital	859,468	1,058,196
Subscription receivables	(2,148)	(539)
Accumulated deficit	(107,705)	(86,299)
Accumulated other comprehensive income	72,185	71,707
Total E-House equity	821,938	1,043,206
Non-controlling interests	13,933	102,992
Total equity	835,871	1,146,198
TOTAL LIABILITIES AND EQUITY	1,355,520	1,653,828

E-HOUSE (CHINA) HOLDINGS LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except share data and per share data)

	Three months ended		Nine months ended
	September 30,		September 30,
	2013	2014	2013	2014

Revenues	195,681	218,718	475,703	592,174
Cost of revenues	(69,067)	(77,890)	(190,793)	(209,618)
Selling, general and administrative expenses	(101,098)	(128,332)	(264,607)	(359,517)
Other operating income	1,446	3,674	2,683	8,134
Income from operations	26,962	16,170	22,986	31,173

Interest expenses	—	(1,326)	—	(3,991)
Interest income	661	805	1,586	2,180
Other income (expenses), net	(236)	117	(862)	3,180

Income before taxes and equity in affiliates	27,387	15,766	23,710	32,542
Income tax expense	(6,539)	(3,132)	(5,987)	(5,379)
Income before equity in affiliates	20,848	12,634	17,723	27,163
Income (loss) from equity in affiliates	(205)	424	3,482	3,553
Net income	20,643	13,058	21,205	30,716

Less: net income attributable to non-controlling interests	1,409	7,968	1,000	9,310
Net income attributable to E-House shareholders	19,234	5,090	20,205	21,406

Earnings per share:
Basic	0.14	0.04	0.16	0.15
Diluted	0.14	0.03	0.15	0.14
Shares used in computation:
Basic	133,343,905	139,374,967	128,274,432	138,472,922
Diluted	138,922,900	146,962,092	132,151,974	146,680,245

Note 1                                                            The conversion of Renminbi (“RMB”) amounts into USD amounts is based on the rate of USD1 = RMB6.1525 on September 30, 2014 and USD1 = RMB6.1594 for the three months ended September 30, 2014

E-HOUSE (CHINA) HOLDINGS LIMITED

UNAUDITED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(In thousands of U.S. dollars)

	Three months ended		Nine months ended
	September 30,		September 30,
	2013	2014	2013	2014

Net income	20,643	13,058	21,205	30,716
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustment	3,195	300	12,491	(5,441)
Unrealized holding gains for investment in preferred shares of a private entity	—	4,629	—	4,629
Comprehensive income	23,838	17,987	33,696	29,904

Less: Comprehensive income attributable to non-controlling interests	1,666	7,931	1,374	8,980
Comprehensive income attributable to E-House shareholders	22,172	10,056	32,322	20,924

E-HOUSE (CHINA) HOLDINGS LIMITED

Unaudited Reconciliation of GAAP and Non-GAAP Results

(In thousands of U.S. dollars, except share data and per ADS data)

	Three months ended		Nine months ended
	September 30,		September 30,
	2013	2014	2013	2014
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

GAAP income from operations	26,962	16,170	22,986	31,173
Share-based compensation expense	4,250	5,919	14,520	16,369
Amortization of intangible assets resulting from business acquisitions	5,672	3,448	16,946	11,819
Non-GAAP income from operations	36,884	25,537	54,452	59,361

GAAP net income	20,643	13,058	21,205	30,716
Share-based compensation expense (net of tax)	4,250	5,919	14,520	16,369
Amortization of intangible assets resulting from business acquisitions (net of tax)	4,254	2,894	12,709	9,707
Non-GAAP net income	29,147	21,871	48,434	56,792

Net income attributable to E-House shareholders	19,234	5,090	20,205	21,406
Share-based compensation expense (net of tax and non-controlling interests)	4,250	5,329	14,520	15,367
Amortization of intangible assets resulting from business acquisitions (net of tax and non-controlling interests)	4,166	2,179	12,445	8,263
Non-GAAP net income attributable to E-House shareholders	27,650	12,598	47,170	45,036

GAAP earnings per ADS — basic	0.14	0.04	0.16	0.15

GAAP earnings per ADS — diluted	0.14	0.03	0.15	0.14

Non-GAAP earnings per ADS — basic	0.21	0.09	0.37	0.33

Non-GAAP earnings per ADS — diluted	0.20	0.09	0.36	0.30

Shares used in calculating basic GAAP / non-GAAP net income attributable to shareholders per ADS	133,343,905	139,374,967	128,274,432	138,472,922

Shares used in calculating diluted GAAP net income attributable to shareholders per ADS	138,922,900	146,962,092	132,151,974	146,680,245

CONFIDENTIAL DRAFT

E-HOUSE (CHINA) HOLDINGS LIMITED

SELECTED OPERATING DATA

	Three months ended		Nine months ended
	September 30,		September 30,
	2013	2014	2013	2014

Primary real estate agency services
Total Gross Floor Area (“GFA”) of new properties sold (thousands of square meters)	4,902	4,991	14,423	14,824
Total value of new properties sold (millions of RMB)	47,178	42,986	132,197	131,615
Total value of new properties sold (millions of $)	7,624	7,019	21,267	21,490

E-commerce services
Number of discount coupons issued to prospective purchasers (number of transactions)	75,082	85,843	138,481	223,807
Number of discount coupons redeemed (number of transactions)	39,654	59,811	76,422	143,407